FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of August 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F. X           Form 40-F
                         ---                   ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                    No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a. s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

                      Offer for Shares in Severoceske Doly

In its Resolution No. 887 dated July 13, 2005, the Czech government resolved, inter alia, to enter into exclusive negotiations with CEZ, a. s., concerning the submission of an offer for the acquisition of 55.792% of shares in Severoceske doly, a.s., having its registered office in Chomutov, Bozeny Nemcove 5359, Postal Code: 430 01, Identification No.: 49901982, registered in the Commercial Register administered by the Regional Court in Usti nad Labem, Section B, File 495, held by the National Property Fund of the Czech Republic.

CEZ, a. s., made use of this opportunity, and in the afternoon on August 29, 2005, delivered to the National Property Fund of the Czech Republic a binding and irrevocable offer to enter into a share purchase agreement regarding the shares in Severoceske doly a.s. held by the National Property Fund.


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                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            CEZ, a. s.
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                                                           (Registrant)

Date:  August 29, 2005

                                                 By: /s/ Libuse Latalova
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                                                         Libuse Latalova
                                                 Head of Finance Administration